UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 29, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Emerald Health Pharmaceuticals Inc.

File No. 024-10810 - CF#36029

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Emerald Health Pharmaceuticals Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form 1-A offering statement filed on March 5, 2018.

Based on representations by Emerald Health Pharmaceuticals Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 6.2	through March 5, 2021
Exhibit 6.3	through June 15, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary